Exhibit 99.4

ADVISOR AGREEMENT

THIS AGREEMENT made as of the _____ day of April, 2025,

B E T W E E N:

_____

("**Advisor**")

– and –

THE WOODBRIDGE COMPANY LIMITED, a corporation existing under the laws of the Province of Ontario

("**Woodbridge**")

RECITALS:

A.   Whereas, Woodbridge is the principal shareholder of Thomson Reuters Corporation ("**TR**");

B.   Whereas, Woodbridge's primary investment is its investment in TR;

C.   Whereas, Woodbridge actively monitors TR as a principal shareholder;

D.   Whereas, Woodbridge wishes to nominate Advisor as a director of TR (a "**Director**") and engage Advisor to advise Woodbridge in respect of TR (a "**Woodbridge Advisor**"), including by reporting to Woodbridge information obtained by Advisor in their capacity as a Director ("**TR Information**"); and

E.   Whereas, Advisor is expected to be elected as a Director on or around June 4, 2025.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.   **Engagement as Woodbridge Advisor**. Advisor is hereby engaged as Woodbridge Advisor effective on the date hereof. Advisor hereby agrees to serve as Woodbridge Advisor until this Agreement is terminated in accordance with Section 9 hereof. In addition to the foregoing, but separate from Advisor's engagement as Woodbridge Advisor, if mutually acceptable, Advisor may serve as a director of certain Woodbridge companies or affiliates.

2.   **Compensation; Reimbursement**. Advisor will issue to Woodbridge quarterly, and Woodbridge will promptly pay, an invoice in the amount of US$____ per month for their services as Woodbridge Advisor. For greater certainty, (i) Advisor's compensation in their capacity as Woodbridge Advisor shall be separate from and in addition to Advisor's

compensation from TR in their capacity as a Director, (ii) expenses incurred in connection with Advisor's role as a Director that are eligible for reimbursement by TR in accordance with TR's policies will not be reimbursed by Woodbridge and (iii) except as provided in this Agreement, Advisor is not entitled to any additional compensation or benefits, including bonuses or other incentive compensation, participation in group benefits plans, disability insurance coverage, life insurance coverage and/or pension contributions.

3. **Independent Contractor**. The parties intend that the relationship of Advisor to Woodbridge under this Agreement shall be that of an independent contractor. Advisor is not, and shall not be considered to be, and shall not hold themselves out as, an employee, dependent contractor, partner or joint venturer of Woodbridge for any purpose. Advisor shall make no material representations, warranties or commitments binding on Woodbridge or any of its affiliates without Woodbridge's prior consent.

4. **Taxes and Employee Benefits**. Advisor will report to all applicable government agencies as income all compensation received by Advisor pursuant to this Agreement. Advisor will be solely responsible for the payment of all income, withholding, social security and other taxes, Canada Pension Plan contributions, workers' compensation, Employment Insurance premiums, and any similar or other items required by any government agency.

5. **Conflicts of Interest**. Advisor will inform Woodbridge of any potential or actual conflict of interest they may have as soon as it becomes apparent. Advisor will consult with Woodbridge before accepting a directorship or other role that might put Advisor in a position of conflict; provided that Woodbridge's consent to such directorship or other role shall not be unreasonably withheld.

6. **TR Information**. Advisor will ensure that their reporting to Woodbridge in respect of TR Information is in compliance with their duties to TR in their capacity as a Director, it being understood that TR has consented to the Advisor reporting to Woodbridge as set out herein. Without limiting the generality of the foregoing, Advisor will limit the sharing of TR Information to those at Woodbridge with a need to know. Woodbridge will, and will require its directors, officers and employees to, only use the TR Information to manage Woodbridge's interest in TR in compliance with applicable securities laws and not in a manner contrary to the interests of TR. For greater certainty, TR Information does not include (a) information learned by Woodbridge in its capacity as principal shareholder of TR, (b) publicly-available information or (c) information that has been independently developed by Woodbridge or its representatives without use of the TR Information.

7. **Confidentiality**. Advisor agrees to sign and abide by a Confidential Information Agreement in the form provided by Woodbridge to Advisor (the "**Confidentiality Agreement**").

8. **Insider Trading.** Advisor will comply with the Woodbridge Insider Trading Policy, a copy of which has been provided to Advisor, and the Thomson Reuters Insider Trading Policy.

9. **Term of Agreement**. Either party may terminate this Agreement at any time, with or without advance notice. In the event that Advisor ceases to be a Director, this Agreement

shall be terminated effective immediately without advance notice or payment in lieu of such notice. In the event of termination of this Agreement for any reason, Advisor shall be entitled to receive solely the compensation owing to them for services as Woodbridge Advisor (including any incurred but unreimbursed expenses) up to and including the effective date of such termination, and no more. The Confidentiality Agreement will remain in effect post-termination in accordance with its terms.

10. **Entire Agreement**. Except as expressly set forth herein, this Agreement constitutes the entire agreement between the parties with respect to the subject matter herein and supersedes any and all prior negotiations and oral or written understandings.

11. **Governing Law**. This letter agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

12. **Disputes**. All disagreements, disputes or claims between Advisor and Woodbridge arising out of, or connected with, or relating in any way, directly or indirectly, to matters provided for in this Agreement, including the enforcement of the terms of this Agreement, will be resolved in accordance with the Dispute Resolution Framework Agreement dated as of August 7, 2020, as the same may be amended from time to time (the "**Dispute Resolution Framework Agreement**"). Advisor agrees to sign a joinder to the Dispute Resolution Framework Agreement in connection with their appointment as Woodbridge Advisor.

13. **Independent Legal Advice**. Advisor acknowledges that they (a) have been advised to obtain independent legal advice, (b) have obtained independent legal advice or have expressly determined not to seek such advice and (c) are entering into this Agreement voluntarily and without duress, with full knowledge of the contents of this Agreement and their rights and obligations under this Agreement.

14. **Severability**. If any provision of this Agreement is held by a court of competent jurisdiction to be overly broad or unclear, that provision is to be construed to afford Woodbridge the maximum protection permitted by law. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, that provision is to be deleted in such jurisdiction only, and the other provisions remain in effect and are valid and enforceable to the fullest extent permitted by law.

15. **Further Assurances**. Advisor agrees to execute and deliver such additional documents, instruments and conveyances as may be reasonably necessary in connection with their appointment as Woodbridge Advisor.

16. **Counterparts**. This Agreement may be executed in any number of counterparts, all of which together shall constitute one original agreement, and it may be executed by a signature transmitted via email transmission.

Remainder of page intentionally left blank. Signature page follows.

THE WOODBRIDGE COMPANY LIMITED

By: _____

      Name:

      Title:

By: _____

      Name:

      Title:

_____